EXHIBIT 99.1

QUANTUM BIOPHARMA IN COURT WITH DR. RAZA BOKHARI ON

JANUARY 24, 2025 SEEKING A COURT ORDER TO DECLARE HIM TO

BE A VEXATIOUS LITIGANT AND OTHER LITIGATION UPDATES

Awards in favour of Quantum BioPharma Total Approximately $3 Million

Toronto, Ontario – January 17, 2025 – Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (Upstream: QNTM) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development, today announced that it will be back in the Ontario Superior Court of Justice on January 24, 2025. Quantum BioPharma is seeking a Court Order declaring Dr. Raza Bokhari, current CEO of Medicus Pharma, Ltd., to be a vexatious litigant. Dr. Raza Bokhari was CEO of FSD Pharma Inc. (NASDAQ:HUGE) (CSE:HUGE) now Quantum BioPharma, in 2019 and was terminated for cause in July 2021.

As previously disclosed in Quantum BioPharma’s news releases issued May 11, 2023, October 4, 2023 and February 5, 2024 (https://feeds.issuerdirect.com/news-release.html?newsid=4924606685100137), Arbitrator Cunningham dismissed Dr. Bokhari’s claim that the Company had wrongfully dismissed him, awarding FSD Pharma approximately CDN$2.81 million in costs of the arbitration plus interest. Also, $175,000 in costs were awarded by Justice Conway in respect of the set aside application, and $5,000 in costs were awarded by the Court of Appeal in respect of Dr. Raza Bokhari’s failed motion for leave to appeal. Dr. Raza Bokhari filed a re-consideration motion with the Court of Appeal of Ontario which is pending.

Quantum BioPharma filed and served a Petition to Confirm Arbitration Award in the United States District Court for the Eastern District of Pennsylvania to formally begin the process to collect the monies awarded from Dr. Raza Bokhari. An Order was granted and Judgment was entered in favor of FSD Pharma, now Quantum BioPharma, and against respondent Dr. Raza Bokhari on June 27, 2024 as follows: 1. USD $147,301.04 plus interest at a rate of 4% per annum from November 9,2022, until the date the Judgment is satisfied, accruing interest of USD $16.14 per day; 2. CAD $31,912.55 plus interest at a rate of 4% per annum from November 9,2022, until the date the Judgment is satisfied, accruing interest of CAD $3.49 per day; 3. CAD $15,000, plus interest at a rate of 4% per annum from March 1, 2023,until the date the Judgment is satisfied, accruing interest of CAD $1.64 per day; and 4. CAD $2,814,229.15, plus interest at a rate of 6% per annum from May 7, 2023 until the date the Judgment is satisfied, accruing interest of CAD $462.61 per day. Dr. Raza Bokhari also appealed this Order and Judgment and was granted stay and provided the supersedeas bond for USD $2,882,441.48 through the date of the issuance of the mandate by the United States Court of Appeals for the Third Circuit. Judgment by the United States Court of Appeals is pending.

About Quantum BioPharma Ltd.

Quantum BioPharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented UNBUZZD™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), led by industry veterans. Quantum BioPharma retains ownership of 25.71% (as of June 30, 2024) of Celly Nutrition at www.unbuzzd.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd ™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

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Forward-Looking Information

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements related to such.

Forward-looking information in this press release are based on certain assumptions and expected future events.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward- looking information, except as required by applicable law.

Contacts:

Quantum BioPharma Ltd.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board

Email: Zsaeed@quantumbiopharma.com

Telephone: (833) 571-1811

Investor Relations

Email: ir@quantumbiopharma.com, info@quantumbiopharma.com

Website: www.quantumbiopharma.com

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